Exhibit 3.340

CERTIFICATE OF FORMATION

OF

UHS OF SAVANNAH, L.L.C.

1. The name of the limited liability company is UHS of Savannah, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The name and mailing address of the Sole Member is

UHS of George Holdings, Inc.

367 South Gulph Road

King of Prussia, PA 19406

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of UHS of Savannah, L.L.C. this 25th day of March, 2004

UHS of Georgia Holdings, Inc., as Sole Member

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